Quarterly Earnings Report                                                              Octubre 27, 2015
            3Q12

Financial Highlights:
(All figures are expressed in millions of Mexican pesos. Comparisons are made with the same period of 2014, unless otherwise stated. Figures may vary slightly due to rounding).

  The sales for the third quarter were minimal, and were affected by returns and allowances, consequently both the cost and gross profit were also minimal.
  Operating expenses reached $94.07 million pesos.
  For the third quarter the EBITDA was $-73.96 million pesos.
  The administration has been immersed in an intense effort of evaluation to determine their future even if it has significant accounts receivable. In addition, it has received preliminary offers to buy their assets and / or rights and / or part of its operations and / or all or part of its assets; however, none has materialized.
  Agreements have been signed and debts have been settled with most major suppliers.
  This quarter, the bank loan was paid.

Mexico City, Mexico, October 27, 2015.  Grupo Casa Saba (SAB) (Saba, GCS, the Company or the Group), distributor of pharmaceutical products as well as health, beauty aids and consumer goods in Mexico, announces its consolidated financial and operating results for the third quarter of 2015.

QUARTERLY EARNINGS

Net sales have been minimal this quarter, having almost a 100% decrease compared to the $1,168.09 million pesos reported in the same quarter 2014. This decrease is mainly explained by the disincorporation process in the distribution and government division and the sale of the division of pharmacies in the 3Q2014

NET SALES

Net sales for the quarter totaled $11,023.9 million, a decrease of 11.4% compared to $12,446.2 million in 3Q2011. This decrement resulted mainly due to the disincorporation of Peru’s operations from Casa Saba.

SALES BY DIVISON

DISTRIBUTION DIVISION

PHARMA, HEALTH, BEAUTY AND CONSUMER GOODS

The net sales for the third quarter 2015 from our Pharma, Health, Beauty and Consumer Goods division were minimal, consequently there was a decrease of a 100% compared to the same quarter 2014. The share of total sales for this division in the 3Q2014 was 97.26%.

GOVERNMENT PHARMA

In our Government Pharma division, there were no sales in the current quarter, as a result of the divestiture of the distribution division. The share of total sales was 2.74% in the 3Q2015.

RETAIL PHARMACY

Pharmacies division was sold in 2014, thus there were no sales reported in the third quarter of 2015.

The mixture 3Q2015 sales started as follows:

                                                 Division                            % of Sales
                                         Retail Pharmacy                            0.00%
                                       Total Distribution                           0.00%
                                    Pharma, Health & Beauty                    0.00%
                                     Government Pharma                            0.00%
                                            Publications                                 0,00%
                                                 TOTAL                                0.00%

GROSS INCOME

In the third quarter of 2015 gross loss was minimal, since both sales and costs were minimal, the 3rd quarter of 2014 the gross profit amounted to $556.78 pesos The decreased is explained by the divestiture of the distribution division mention previously.

OPERATING INCOME (LOSS)

The operating loss for the quarter was $-94.38 million pesos, 85.00% lower than the $-629.09 million pesos reported during 3Q2014. The operating margin stood at 3Q2015 was -71088.01% vs -53.86% for the 3Q2014.

OPERATING INCOME

Quarterly operating income for 3Q2012 was $292.9 million, a higher amount than the $270.5 million reported in 3Q2011. This increase in operating income was the result of an operating expenses reduction.

Operating income margin for the 3Q2012 was 2.66%, versus 2.17% in 3Q2011.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA of 3Q2015 was $-73.96 million, lower than the $-605.53 millon reported during 3Q14.

EBITDA margin for the third quarter of 2012 was 3.58%.

COMPREHENSIVE COST OF FINANCING (CCF)

The integral cost of financing (CCF) of the Group reached $7.58 million pesos 91.29% lower than 3Q2014.
Such decrease was mainly due to lower interest payments for the settlement of bank debt we had in prior periods.

NET DEBT

At the end of the third quarter of 2015, there was no bank loans to report. The bank loan that the group had, was totally paid with capital coming from the main shareholders of the group.

OTHER EXPENSES (INCOME)

During the third quarter other income were recorded for $761.56 million pesos. This was mainly due to the sale of various assets in order to settle liabilities to creditors, as well as the cancelation of some accounting estimations and/or provisions due to the current status of the company.
During the 3Q14, it was recorded in other income a total of $1,807.08 million pesos. This is mainly explained by the income from selling FASA.
It is important to highlight that the amounts stemming from this line, other items, are not normal business operations, so they are not necessarily recurring activities.

TAX PROVISIONS

There was no provision for income taxes in the current quarter.

NET INCOME (LOSS)

In the third quarter of 2015 GCS posted a net income of$659.59 million pesos, compared to the same quarter 2014 the difference is $-431.31 million pesos, due mainly to the sale of FASA in the 3Q14.

Analysis Coverage: We do not currently have analyst coverage from a brokerage firm or from a credit institution.

The 328.5 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange under the symbol SAB.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico.  With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains. With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile and Brazil.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements.  Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil and Chile, as well as variations in the value of the Mexican peso as compared with the currencies of the previously-mentioned countries.

Contacts:
GRUPO CASA SABA                                                                    IR Communications:
Carlos Mora                                                                                   Jesús Martínez Rojas

GRUPO CASA SABA, S.A.B. DE C.V.
'Figures are expressed in thousands Mexican pesos as of September 2015

	Jan-Jun		Jan-Jun		Difference		Apr-Jun		Apr-Jun		Difference
Income Statement	2014	% of sales	2015	% of sales	$	%	2014	% of sales	2015	% of sales	$	%
NET SALES	17,113.389	100.00%	188,803	100.00%	(16,924,587)	(98.90%)	1,168,087	100.00%	133	100.00%	(1,167,954)	(99.99%)
COST OF SALES	13,403,082	78.32%	(497,120)	(263.30%)	(13,901,102)	(103.71%)	611,315	52.33%	441	331..88%	(610,875)	(99.93%)
Gross Profit	3,709,407	21.68%	685,923	363.30%	(3.023,485)	(81.51%)	556,771	47.63%	(308)	231.88%	(557,079)	(100.06%)
OPERATING EXPENSES
Sales Expenses	1,117,731	6.53%	545,785	289.08%	(571,946)	(51.7%)	835,512	71.53%	37,945	28579.78%	(797,567)	(95.46%)
Administrative Expenses	3,305,834	19.32%	499,254	264.43%	(2,806,580)	(84.90%)	350,349	29.99%	56,129	42276.78%	(294.219)	(83.98%)
Operating Expenses	4,423,566	25.8%	1,045,040	553.51%	(3,378,526)	(76.38%)	1,185,860	101.52%	94,074	70856.13%	(1,091,787)	(92.07%)

Operating Income	(714,158)	4.17%	(359,117)	(190.21%)	355,041	(49.71%)	(629,089)	(53.86%)	(94,382)	71088.01%	534,707	(85.00%)
COMPREHENSIVE COST OF FINANCING
Interest Paid	449,053	2.62%	44,944	23.80%	-404,109	(89.99%)	102,758	8.80%	3,010	2266.98%	-99,748	97.07%
Interest (Earned)	(65,545)	(0.38%)	699	0.37	66,244	101.07%	(37,458)	(3.21%)	237	178.69%	37,696	(100.63%)
Exchange Loss (Gain)	24,874	(0.15%)	8,268	4.38%	33,142	133.24%	21,776	1.86%	4,336	3265.66%	(17,440)	(80.09%)
Monetary Position (gain)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Comprehensive Cost of Financing	358,635	2.10%	53,912	28.55%	(304,723)	(84.97%)	87,076	7.45%	7,583	5711.34%	(-79,493)	(91.29%)

OTHER EXPENSES (INCOME), net	(1,731,705)	(10.12%)	(820,534)	(434.60%)	911,171	(52.62%)	(1,807,087)	(154.70%)	711,559	535944.97%	1,095,529	(60.62%)

NET INCOME BEFORE TAXES	658,912	3.85%	407,505	215.84%	(251,407)	(38.15%)	1,090,923	93.39%	609,594	459145.61%	(481,328)	44.12%

PROVISIONS FOR:
Income Tax	75,983	0.44%	42,690	22.61%	(33,293)	43.82%	13	0.0%	0	0.06%	(13)	(99.37%)
Asset Tax	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Income Tax	(128)	(0.00%)	0	0.07%	128	100.00%	0	(0.00%)	0	0.00%	0	NC
Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Total taxes	75,855	0.44%	42,690	22.61%	(33,165)	(43.72%)	13	0%	0	0.06%	(13)	(99.37%)

Net Income Before Extraordinary Items	583,057	3.41%	364,815	193.23%	(218,242)	(37.43%)	1,090,910	93.39%	609,594	459145.55%	(481,315)	(44.12%)

Extraordinary Items (Income)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Net Income	583,057	3.41%	364,815	193.23%	(218,242)	(37.43%)	1,090,910	93.39%	609,594	459145.55	(481,315)	(44.12%)

Depreciation and Amortization	205,931	1.20%	62,295	32.99%	(143,636)	(69.75%)	23,554	2.02%	20,418	15378.49%	(3,137)	(13.32%)
Operating Income plus Depreciation and Amortization	(508,277)	2.9%	(296,822)	(157.21)%	211,495	(41.60%)	(605,535)	(51.84%)	(73,964)	55709.52%	(531,571)	(87.79%)

Net Income corresponding to Minority Interest	1,970			0.00%	1,970	100.00%	1,067		0	0.00%	(1,067)	(100.00%)

GRUPO CASA SABA, S.A.B. DE C.V.
BALANCE SHEET

 Figures are expressed in Mexican pesos as of September 2012

ACCOUNT / SUBACCOUNT	QUARTER CURRENT YEAR	CLOSE PRIOR YEAR
	AMOUNT	AMOUNT
TOTAL ASSETS	2,894,349	5,981,324

CURRENT ASSETS	1,432,234	3,875,170
CASH AND CASH EQUIVALENTS	28,915	145,955
CLIENTS	202,301	1,080,975
CLIENTS (NET)	2,015,716	2,588,300
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(-1,813,415)	(1,507,325)
OTHER ACCOUNTS RECEIVABLES (NET)	1,144,802	1,938,800
INVENTORIES	51,190	683,218
OTHER CURRENT ASSETS	5,026	8,222

LONG TERM	1,049,017	1,747,405
INVESTMENTS IN SHARES OF SUBSIDIARIES AND
ASSOCIATED COMPANIES	1,053,838	1,536,742
PROPERTY MACHINARY AND EQUIPMENT NET	185,249	488,292
PROPERTY	293,189	446,171
MACHINERY AND EQUIPMENT	(483,259)	(743,800)
OTHER EQUIPMENT	26,720	195,955
ACCUMULATED DEPRECIATION	-	156,263
CONSTRUCTION IN PROGRESS	22,486	29,863
DEFERRED ASSETS (NET)	4,234	9,829
GOODWILL	386,378	180,794
BRANDS	21,112	26,238
RIGHTS AND LICENSING	365,266	154,556
OTHER INTANGIBLE ASSETS	15,087	16,332
OTHER NON CURRENT ASSETS	1,312,878	1,201,624
ADVANCE PAYMENTS	43,895	23,881
DEFERRED CHARGES (NET)
OTHERS	1,268,983	1,177,743

TOTAL LIABILITIES	2,873,965	5,182,494

CURRENT LIABILITIES	344,949	3,754,604
BANK CREDITS	0	2,487,022
SUPPLIERS	344,949	11,311,565
TAXES PAYABLE	0	504,060
OTHER CURRENT LIABILITIES	2,529,016	3,358,890
EMPLOYEE BENEFITS	0	200,771
OTHER CURRENT LIABILITIES	2,529,016	3,158,119
NON CURRENT LIABILITIES	100,283	8,161,309
BANK CREDITS	2,428,733	8,161,309
OTHER LIABILITIES

SHAREHOLDERS' EQUITY	20,384	798,830

CONTRIBUTED CAPITAL	2,593,872	2,593,872
CAPITAL STOCK PAID (NOMINAL)	767,902	767,902
CAPITAL STOCK UPDATE	956,093	956,093
PREMIUM OM SOTCK SOLD)	859,877	869,877
CAPITAL INCREASE (DECREASE)	(2,573,488)	(1,795,042)
ACCUMULATED PROFIT AND LEGAL RESERV	(4,000,503)	(3,454,275)
RESERVE FOR STOCK REPURCHASE	1,062,200	1,062,200
PROFIT	364,815	597,033